SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ADCARE HEALTH SYSTEMS, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
000650W300
(CUSIP Number)
Michael J. Fox Park City Capital, LLC 200 Crescent Court, Suite 1575 Dallas, Texas 75201 (214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000650W300	13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,003,418*
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	1,003,418*
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,003,418*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14	TYPE OF REPORTING PERSON CO

*Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 218,946 shares of Common Stock.

**Based on 17,512,917 shares of Common Stock issued and outstanding as of June 25, 2014, as reported in the Company’s Proxy Statement filed with the SEC on June 27, 2014 with respect to the Company’s 2014 annual meeting of stockholders.

CUSIP No. 000650W300	13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON PARK CITY SPECIAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	102,250
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	102,250
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 102,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000650W300	13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	85,500
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	85,500
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 85,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000650W300	13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,191,168*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,191,168*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,191,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14	TYPE OF REPORTING PERSON IA

*Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 218,946 shares of Common Stock.

**Based on 17,512,917 shares of Common Stock issued and outstanding as of June 25, 2014, as reported in the Company’s Proxy Statement filed with the SEC on June 27, 2014 with respect to the Company’s 2014 annual meeting of stockholders.

CUSIP No. 000650W300	13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON PCC SOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	102,250
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	102,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 102,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000650W300	13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING	21,667*
	8	SHARED VOTING POWER	1,191,168**
	9	SOLE DISPOSITIVE POWER	21,667*
	10	SHARED DISPOSITIVE POWER	1,191,168**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,212,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%***
14	TYPE OF REPORTING PERSON IN

*Represents stock options held by Mr. Fox.

**Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 218,946 shares of Common Stock.

***Based on 17,512,917 shares of Common Stock issued and outstanding as of June 25, 2014, as reported in the Company’s Proxy Statement filed with the SEC on June 27, 2014 with respect to the Company’s 2014 annual meeting of stockholders.

CUSIP No. 000650W300	13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	85,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	85,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 85,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 000650W300	13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON A. JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	85,500
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	85,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 85,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 000650W300	13D/A	Page 10 of 15 Pages

Item 1. Security and Issuer.

This Amendment No. 3 (this “Statement”) to Schedule 13D amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2013, as amended to date, with respect to the Common Stock, no par value (the “Common Stock”), of AdCare Health Systems, Inc., a Georgia corporation (the “Company”). The Company reports that its principal executive offices are located at 1145 Hembree Road, Roswell, Georgia 30076.

Item 2. Identity and Background.

This Statement is filed by (i) Park City Capital Offshore Master, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the Common Stock directly and beneficially owned by it, (ii) Park City Special Opportunity Fund, LP, a Delaware limited liability company (the “Special Opportunity Fund”), with respect to the Common Stock directly and beneficially owned by it, (iii) CCM Opportunistic Partners, LP, a Texas limited partnership (the “CCM Opportunistic Fund”), with respect to the Common Stock directly and beneficially owned by it, (iv) Park City Capital LLC, a Texas limited liability company (“Park City Adviser”), as the investment adviser of the Master Fund and the Special Opportunity Fund and as a sub-investment adviser to the CCM Opportunistic Fund, with respect to the Common Stock beneficially owned by it, (v) PCC SOF GP, LLC, a Texas limited liability company (the “Special Opportunity Fund GP”), as the general partner of the Special Opportunity Fund, with respect to the Common Stock beneficially owned by it, (vi) Michael J. Fox, a United States citizen, as the managing member of Park City Adviser, which is the investment manager of the Master Fund and the Special Opportunity Fund, and the sub-investment adviser to the CCM Opportunistic Fund, and as the managing member of the Special Opportunity Fund GP, which is the general partner of the Special Opportunity Fund, with respect to the Common Stock directly and beneficially owned by him, (vii) CCM Opportunistic Advisors, LLC, a Texas limited liability company (“CCM Advisors”), as the investment adviser of the CCM Opportunistic Fund, with respect to the Common Stock beneficially owned by it, and (viii) A. John Knapp, Jr., a United States citizen, as Manager of CCM Advisors, with respect to the Common Stock beneficially owned by him.

The address of the principal office of the Master Fund, Special Opportunity Fund, Park City Adviser, Special Opportunity Fund GP, and Michael J. Fox is 200 Crescent Court, Suite 1575, Dallas, Texas 75201. The address of the principal office of CCM Opportunistic Fund, CCM Advisors, and A. John Knapp, Jr. is 1177 West Loop South, Suite 1310, Houston, Texas 77027.

The principal business of the Master Fund, the Special Opportunity Fund, and the CCM Opportunistic Fund is serving as a private investment fund. Park City Adviser provides investment advisory and management services and acts as the investment advisor of the Master Fund and of the Special Opportunity Fund and acts as a sub-advisor to the CCM Opportunistic Fund. CCM Advisors provides investment advisory and management services and acts as the investment advisor of the CCM Opportunistic Fund. The principal business of the Special Opportunity Fund GP is serving as the general partner to the Special Opportunity Fund. The principle business of A. John Knapp, Jr. is serving as manager of CCM Advisors.

Each of the Master Fund, the Special Opportunity Fund, the Special Opportunity Fund GP, Park City Adviser, Mr. Fox, the CCM Opportunistic Fund, the CCM Advisors, and Mr. Knapp is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a “group.”

Mr. Fox is the managing member of Park City Adviser and the Special Opportunity Fund GP and a director of the Master Fund. His principal occupation is hedge fund manager and investment adviser. Mr. Fox also serves as a director of the Company. He is a citizen of the United States of America.

CUSIP No. 000650W300	13D/A	Page 11 of 15 Pages

Mr. Knapp is the manager of CCM Advisors. Mr. Knapp is a citizen of the United States of America.

CCM Opportunistic Partners GP, LP, organized in Texas, is a general partner of the CCM Opportunistic Fund. CCM GP, LLC, also organized in Texas, is a general partner of CCM Opportunistic Partners GP, LP. Their principal place of business is 1177 West Loop South, Suite 1310, Houston, Texas 77027.

Mark Cook is a director of the Master Fund, and his principal occupation is management of offshore corporations. Mr. Cook is a citizen of Australia, and his principal place of business is P.O. Box 61, Harbor Center, George Town, Grand Cayman, KY1-1102 Cayman Islands.

None of the Reporting Persons or any of their directors, officers, or controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their directors, officers or controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Master Fund purchased warrants exercisable for up to 218,496 shares of Common Stock (the “Warrants”) in a private transaction on July 1, 2014. The Warrants were fully vested on the date of purchase and are exercisable for the purchase of 109,473 shares of Common Stock at an exercise price of $2.57 per share (the “1C Warrants”) and 109,473 shares of Common Stock at an exercise price of $3.43 per share (the “1D Warrants”). The source of funds used in purchasing the Warrants was working capital of the Master Fund. The total aggregate cost for purchasing the Warrants reported in this Statement was $328,419.00, or $211,282.89 for the 1C Warrants (at a price of $1.93 per 1C Warrant) and $117,136.11 for the 1D Warrants (at a price of $1.07 per ID Warrant).

On March 28, 2014, the Master Fund entered into a Subscription Agreement with the Company pursuant to which the Company issued $1,000,000 in principal amount of its 10% Subordinated Convertible Notes Due April 30, 2015, convertible at the option of the holder into 222,222 shares of Common Stock (at an initial conversion price equal to $4.50 per share, subject to adjustment for stock dividends, stock splits, combination of shares, recapitalization and other similar events). The convertible notes were purchased on the same terms and conditions as by other purchasers in the offering. The source of funds used in purchasing the convertible notes was working capital of the Master Fund.

On November 12, 2013, the Company issued to Mr. Fox, as a director of the Company, stock options to purchase 21,667 shares of Common Stock, at an exercise price of $4.06 per share, pursuant to the Company’s 2011 Stock Option Plan and in respect of 2014 compensation. The stock options are exercisable with respect to 1/12 of the underlying shares of Common Stock on the last day of each month of 2014 and expire on January 1, 2024.

The shares of Common Stock purchased by each of the Master Fund and of the Special Opportunity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the initial 513,000 shares beneficially owned by the Master Fund was approximately $1,986,773.72, including brokerage commissions. The aggregate purchase price of the initial 146,250 shares beneficially owned by the Special Opportunity Fund was approximately $665,124.13, including brokerage commissions.

CUSIP No. 000650W300	13D/A	Page 12 of 15 Pages

The shares of Common Stock purchased by the CCM Opportunistic Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 85,500 shares beneficially owned by the CCM Opportunistic Fund is approximately $399,108.30, including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

On October 1, 2013, Park City Adviser and Mr. Fox entered into a letter agreement with the Company regarding Mr. Fox’s service on the Company’s board of directors, which agreement was described in the Company’s Form 8-K filed on October 7, 2013.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by representatives of the Reporting Persons in their capacity as directors of the Company or by such Board of Directors, with the participation of the Reporting Persons’ representatives. Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)         The Reporting Persons beneficially own in the aggregate 1,212,835 shares of Common Stock, which represents approximately 6.7% of the Company’s outstanding shares of Common Stock. The Master Fund, the Special Opportunity Fund, the CCM Opportunistic Fund and Mr. Fox (with respect to his stock options) directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 17,512,917 shares of Common Stock reported by the Company as outstanding as of June 25, 2014 in its Definitive Proxy Statement filed with the SEC on June 27, 2014 with respect to its 2014 annual meeting of shareholders.

(b)         The Master Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement.

The Special Opportunity Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Special Opportunity Fund in the applicable table set forth on the cover page to this Statement.

CUSIP No. 000650W300	13D/A	Page 13 of 15 Pages

The CCM Opportunistic Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the CCM Opportunistic Fund in the applicable table set forth on the cover page to this Statement.

As adviser to the Master Fund and to the Special Opportunity Fund and as sub-adviser to the CCM Opportunistic Fund, Park City Adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the respective Funds’ shares of Common Stock. Park City Adviser expressly disclaims beneficial ownership of those Funds’ shares of Common Stock, except to the extent of its pecuniary interest therein.

As general partner of the Special Opportunity Fund, the Special Opportunity Fund GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Special Opportunity Fund’s shares of Common Stock. The Special Opportunity Fund GP disclaims beneficial ownership of the Special Opportunity Fund’s shares of Common Stock, except to the extent of its pecuniary interest therein.

As the managing member of Park City Adviser, which is the investment manager of the Master Fund and the Special Opportunity Fund, and the sub-investment advisor to CCM Opportunistic Fund, and as the managing member of the Special Opportunity Fund GP, which is the general partner of the Special Opportunity Fund, Mr. Fox may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund’s shares of Common Stock, the Special Opportunity Fund’s shares of Common Stock, and the CCM Opportunistic Fund’s shares of Common Stock. Mr. Fox disclaims beneficial ownership of those Funds’ shares of Common Stock, except to the extent of his pecuniary interest therein. Mr. Fox also directly holds stock options to purchase certain shares of Common Stock, as set forth in the applicable table included on the cover page to this Statement.

As adviser to the CCM Opportunistic Fund, CCM Advisors may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the CCM Opportunistic Fund’s shares of Common Stock. CCM Adviser disclaims beneficial ownership of the CCM Opportunistic Fund shares of Common Stock, except to the extent of its pecuniary interest therein.

As the manager of CCM Advisors, Mr. Knapp may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the CCM Opportunistic Fund’s shares of Common Stock. Mr. Knapp disclaims beneficial ownership of the CCM Opportunistic Fund’s shares of Common Stock, except to the extent of his pecuniary interest therein.

(c)         The purchase of the Warrants by the Master Fund on July 1, 2014 is described in Item 3 of this Statement.

(d)         Not applicable.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Discussion in Items 3, 4 and 7 of this Statement is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

CUSIP No. 000650W300	13D/A	Page 14 of 15 Pages

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Joint Filing Agreement, dated July 14, 2014, by and among the Reporting Persons.

99.2	Letter Agreement, dated October 1, 2013, by and among the Company, Park City Capital LLC and Michael J. Fox regarding Mr. Fox’s appointment as a director of the Company (described in the Company’s Form 8-K filed with the SEC on October 7, 2013 and incorporated herein by reference).

99.3	Form of 10% Subordinated Convertible Note due April 30, 2015 issued by the Company (filed with the SEC as Exhibit 4.24 to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and incorporated herein by reference).

99.4	Subscription Agreement to purchase 10% Subordinated Convertible Notes due April 30, 2015.

99.5	Registration Rights Agreement in connection with the purchase of the Company’s 10% Subordinated Convertible Notes due April 30, 2015 (filed with the SEC as Exhibit 4.23 to the Company’s Form 10-K for the fiscal year ended December 31, 2013 and incorporated herein by reference).

99.6	Warrant Purchase Agreement, dated as of July 1, 2014, by and between Park City Capital Offshore Master, Ltd. and David A. Tenwick.

99.7	Amended and Restated Warrant to purchase 109,473 shares of the Company’s Common Stock (Warrant No. 1C).

99.8	Amended and Restated Warrant to purchase 109,473 shares of the Company’s Common Stock (Warrant No. 1D).

CUSIP No. 000650W300	13D/A	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2014

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

PCC SOF GP LLC		MICHAEL J. FOX

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox
Managing Member

PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP		CCM OPPORTUNISTIC PARTNERS, LP

By:	PCC SOF GP LLC, its general partner	By:	CCM Opportunistic Partners GP, LP, its general partner

By:	/s/ Michael J. Fox	By:	CCM GP, LLC, its general partner
Michael J. Fox,
	Managing Member	By:	/s/ A. John Knapp, Jr.
A. John Knapp, Jr.,
Manager

CCM OPPORTUNISTIC ADVISORS, LLC		A. JOHN KNAPP, JR.

By:	/s/ A. John Knapp, Jr.	By:	/s/ A. John Knapp, Jr.
	A. John Knapp, Jr.,		A. John Knapp, Jr.
Manager